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                                                                 EXHIBIT (a)(11)
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            UNO ANNOUNCES FINAL AND CORRECTED RESULTS OF TENDER OFFER


Boston, Massachusetts, July 30, 1997 -- Uno Restaurant Corporation (NYSE: UNO) announced today the final results of its tender offer for shares of its Common Stock and corrects its prior announcement of preliminary results. A total of 1,813,462 shares of Common Stock had been tendered. The Company will pay $7.00 per share for a total of 1,207,624 shares tendered at or below that price. The tender offer expired at 5:00 P.M., New York City time, on July 25, 1997. The Company previously announced that approximately 1,275,457 shares of Common Stock were tendered (including 565,575 shares tendered by notice of guaranteed delivery) and that it would pay $7.25 per share for 1,026,659 shares.

The terms of the tender offer provided that the Company would purchase up to 1,000,000 shares of its Common Stock at prices, not in excess of $7.50 nor less than $6.00 per share, specified by tendering stockholders. The terms of the tender offer also provided that the Company would select the lowest price that would allow it to buy up to 1,000,000 shares.

A total of 1,207,624 shares were tendered at or below the $7.00 per share price. The Company will accept for payment all shares tendered at or below the $7.00 per share price, including the 207,624 shares tendered in excess of 1,000,000 shares so no stockholders who tendered at or below that price will be pro rated. All shares not purchased by the Company, including those shares tendered at prices in excess of the $7.00 purchase price will be returned to stockholders promptly. Payment for the shares will be made promptly.

The total number of shares tendered represents approximately 15% of the total number of shares outstanding, and the 1,207,624 shares tendered at or below the $7.00 per share price which the Company will accept for payment represents approximately 10% of the outstanding.

Uno Restaurant Corporation currently operates 90 "Pizzeria Uno...Chicago Bar & Grill" casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 65 units in 19 states, the District of Columbia, and Puerto Rico. The Company also operates a consumer foods division, which supplies American Airlines, movie theaters, hotels and supermarkets in the Northeast with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

CONTACT: Bob Brown, Senior Vice President (617) 323-9200 (ext. 221)